January 13, 2006

TO WHOM IT MAY CONCERN:

Dear Sir or Madam:

Re:

Quarterly Report, Peace Arch Entertainment Group Inc.

Results for Three months ended November 30, 2005

I hereby confirm that the unaudited Consolidated Financial Statements and the Management Discussion and Analysis for the results for three months ended November 30, 2005 were sent by first class mail to the registered shareholders and the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on the above date.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ Nicole Spracklin

Nicole Spracklin

Legal Assistant

Peace Arch Entertainment Group Inc.

Toronto Office - 124 Merton Street, Suite 407, Toronto, ON M4S 2Z2 Tel: (416) 487-0377 Fax: (416) 487-6141

Vancouver Office – 1710 Columbia Street, 2nd Floor, Vancouver, BC V5Y 3C6 Tel: (604) 681-9308 Fax: (604) 688-3977

Los Angeles Office – 228 Main Street, Suite 14, Venice, CA 90291 Tel: (310) 450-1711 Fax: (310) 581-8040

London Sales Office – 5-11 Mortimer Street, 3rd Floor, London W1T 3JB UK Tel: +44 (0)20 7299 3727 Fax: +44 (0)20 7299 3728

Website: www.peacearch.com